Exhibit 1.1

AMENDMENT NO. 1 TO
UNDERWRITING AGREEMENT

This Amendment No. 1 to Underwriting Agreement (the “Amendment”) is entered into effective as of January 7, 2026 by and between Silicon Valley Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Clear Street LLC (the “Representative”) (each a “Party” and together the “Parties”). All defined terms not otherwise defined herein shall be as defined in the Underwriting Agreement (as defined below).

WHEREAS, the Company and Representative entered into an Underwriting Agreement as of December 22, 2025 (the “Underwriting Agreement”);

WHEREAS, on January 5, 2026, the Representative provided written notice to the Company that the Representative was partially exercising the Over-Allotment Option, with the Option Closing Date to be held on January 7, 2026; and

WHEREAS, the Parties desire to amend the Underwriting Agreement, as permitted by Section 10.3 of the Underwriting Agreement, on the terms set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the promises and conditions of this Amendment, the Parties hereby agree as follows:

1. Private Placement. Section 1.4.3 of the Underwriting Agreement is hereby amended and restated as follows:

“1.4.3. Unit Private Placement. Simultaneously with the Closing Date, the Sponsor and the Underwriters will purchase from the Company, pursuant to the Purchase Agreements (as defined in Section 2.21.3 hereof), an aggregate of 625,000 units (consisting of 425,000 units purchased by the Sponsor and 200,000 units purchased by the Underwriters) (collectively, the “Base Placement Units”), which units are substantially identical to the Firm Units, subject to certain exceptions, at a purchase price of $10.00 per unit, in a private placement intended to be exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to Section 4(a)(2) of the Act. Simultaneously with the Option Closing Date, the Underwriters will purchase from the Company, pursuant to the Underwriters Purchase Agreement (as defined in Section 2.21.3), up to an additional 60,000 units (collectively, the “Option Placement Units” and, together with the Base Placement Units, the “Placement Units”). The total number of Option Placement Units to be purchased by the Underwriters shall be in the same proportion as the amount of the Over-Allotment Option that is exercised. The purchase price for the Placement Units to be paid by the Sponsor has been delivered to the Trustee or counsel to the Company or the Representative to hold in a separate account at least 24 hours prior to the date hereof so that such funds are readily available to be delivered to the Trust Account on the Closing Date. The private placement of the Placement Units to the Sponsor and the Underwriters is referred to herein as the “Unit Private Placement.” Certain proceeds from the sale of the Placement Units shall be deposited into the Trust Account. None of the Placement Units (or underlying securities) may be sold, assigned or transferred by the Sponsor, the Underwriters or their permitted transferees until thirty (30) days after consummation of a Business Combination. The Underwriters acknowledge and agree that the Placement Units and the underlying securities acquired by the Underwriters pursuant to the Underwriters Purchase Agreement will be deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and will therefore be subject to lock-up, in addition to the restrictions on transfer set forth in the immediately preceding sentence, for a period of one hundred and eighty (180) days immediately following the commencement of sales of the Offering, subject to certain limited exceptions, pursuant to FINRA Rule 5110(e)(1). Accordingly, the Placement Units and the underlying securities acquired by the Underwriters pursuant to the Underwriters Purchase Agreement may not be sold, transferred, assigned, pledged or hypothecated nor may they be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for one hundred and eighty (180) days immediately following the commencement of sales of the Offering, except to any FINRA member participating in the Offering as defined in FINRA Rule 5110(j)(15) (a “Participating Member”) and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period.”

2. Ratification. Except as expressly amended hereby all of the terms, provisions and conditions of the Underwriting Agreement are hereby ratified and confirmed in all respects by each Party hereto and, except as expressly amended hereby, are, and hereafter shall continue, in full force and effect.

3. Entire Agreement. This Amendment and the Underwriting Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect thereto.

4. Amendments. No amendment, supplement, modification or waiver of this Amendment shall be binding unless executed in writing by all Parties hereto.

5. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. Each Party hereto shall be entitled to rely on a “PDF” signature of any other Party hereunder as if it were an original.

6. Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.

7. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment No. 1 as of the date first above written.

SILICON VALLEY ACQUISITION CORP.

By:	/s/ Dan Nash
Name:	Dan Nash
Title:	Chief Executive Officer

Accepted on the date first above written.

CLEAR STREET LLC,

as Representative of the several Underwriters

By:	/s/ Ryan Gerety
Name:	Ryan Gerety
Title:	Managing Director, Investment Banking